NEWSRELEASE

TRURO RACEWAY AND FIVE OTB’S FINALIZE FIVE YEAR EXCLUSIVE LICENSE AGREEMENT FOR  HORSEPOWER® VIRTUAL RACING!

June 28, 2004
Trading Symbol: SGIHF - OTC BB

TRURO NOVA SCOTIA: JUNE 28, 2004 ~ SUNGOLD INTERNATIONAL HOLDINGS CORP. ("Sungold") (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin) - Sungold International Holdings Corp. (the "Company") announces that that it's wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. ("HBN") and Truro Raceway have entered into a five year Horsepower® Authorized Racetrack Affiliate license agreement (A.R.A.). Horsepower® is an exciting progressive pari-mutuel wager that is designed to generate Million dollar+ prizes daily for race fans buying Horsepower® tickets at participating racetracks. The proprietary "Quick 6® World Pool" and "Lucky Pick One" bets give Truro Raceway two exciting new wagering opportunities and the ability to sell ad space to sponsors on the screens between virtual races The Horsepower® virtual races are shown in real time exclusively on the screens at approved and licensed racetrack affiliates and at their off- track betting centers under license with HBN.

Truro Raceway is the largest of the province of Nova Scotia’s three harness tracks and boasts a long history of conducting live, uninterrupted harness racing programs since 1875. A Maritime province track that is steep with tradition, Truro currently is open year round with a live and simulcast racing schedule. In 2003, Truro Raceway’s combined pari-mutuel handle, live and simulcast, accounted for 69% of the total gross wagers in the entire province of Nova Scotia. Province wide, Nova Scotia’s total gaming revenues were $494.9 million during fiscal 2002-2003.

Management feel that Horsepower® will dramatically increase Truro Raceway’s wagering and purses by attracting a new generation of race fans that are seeking regular jackpots and constant action. Horsepower® is perceived as the perfect complement to Truro’s live harness and year round simulcasting programs.

Horsepower® is a real time, progressive, pari-mutuel racing system that has been custom developed for racing and extensively tested to exceed international standards. Horsepower® is available exclusively to licensed racetracks and their licensed off-track betting facilities. HBN is mandated to market pari-mutuel wagering, on racing of all breeds and to aggressively market the Horsepower® brand to increase attendance, wagering and purses at all member tracks. The Horsepower® Quick6® World Pool and the Horsepower® Pick1 random win bets are sold simultaneously at multiple racetracks in strips of ten races to bettors utilizing the tracks’ existing tote machines. The Horsepower® virtual races and the Horsepower® $million+ Quick 6® rolling live jackpots are displayed on existing monitors between live races. The Horsepower® Quick6® World Pool bet is a live, progressive, pari-mutuel wager with random odds tested to be approximately 2.1 million to one for the lucky fan picking the first six of fourteen virtual horses in exact order of finish in any Horsepower® virtual race. The Horsepower® system operates in real time, 24x7, on a secure and fully scaleable Sun Microsystems and Cisco environment. Horsepower® may be viewed for fun at www.horsepowerworldpool.com. Visit the Sungold International Holdings Corp. website at: www.sungoldintl.com. Sungold® is a fully reporting public corporation trading as SGIHF-OTC.

Since the A.R.A. program was introduced last October at Santa Anita Park, on the occasion of the Breeders' Cup, HBN has received extensive interest from potential A.R.A.'s both in North America and Internationally. In 2004 HBN is accepting A.R.A. applications from licensed racetracks in North America and the Caribbean. Horsepower® wagering at Truro Raceway is subject to pari- mutuel approval and a successful HBN technical racetrack evaluation that is approved by both Truro Raceway and HBN. For further information please contact Investor Relations at (613) 249-9092